                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-27007

                                  PROSPECTUS
                            ----------------------
                                125,000 Shares




                          DATAWARE TECHNOLOGIES, INC.

                                 Common Stock

                            ----------------------

   Dataware common stock trades on the Nasdaq National Market under the symbol DWTI. On January 3, 2000, the last reported price per share of Dataware common stock on the Nasdaq National Market was $14.50 per share.

   The selling stockholders listed on page 7 of this prospectus are offering the shares of common stock described in this prospectus and will receive all the proceeds from any sales of these shares. The selling stockholders will obtain the shares of common stock offered in this prospectus upon exercise of warrants held by them.

   The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. Dataware Technologies is paying all expenses relating to the registration of the shares with the Securities and Exchange Commission.

                            ----------------------
   AN INVESTMENT IN SHARES OF DATAWARE COMMON STOCK INVOLVES CERTAIN RISKS. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                            ----------------------
                THE DATE OF THIS PROSPECTUS IS JANUARY 4, 2000.

ABOUT DATAWARE TECHNOLOGIES, INC.....  3
RISK FACTORS.........................  3
USE OF PROCEEDS......................  7
SELLING STOCKHOLDERS.................  7
PLAN OF DISTRIBUTION.................  7
LEGAL MATTERS........................  8
EXPERTS..............................  9
FORWARD-LOOKING STATEMENTS...........  9
WHERE YOU CAN FIND MORE INFORMATION..  9

                       ABOUT DATAWARE TECHNOLOGIES, INC.

     Dataware is in transition to becoming an e-business solutions provider. Historically, we have been a provider of software for enterprise information access or "knowledge management" and professional electronic publishing applications, as well as multimedia services for CD-ROM and Web-based publishing. Our more intensive focus on solutions will involve helping organizations leverage the Web to maximize the value of their knowledge, expertise, and content.

     Our customers range from corporations and commercial publishers to government agencies and educational institutions. We have historically derived recurring revenues from software licenses and software maintenance and service revenues from updating existing customers' applications. We have been in business since 1988.

                                  RISK FACTORS

Before you buy our common stock, you should be aware that there are various risks involved in making this investment. You should carefully consider the following risk factors and other information in this prospectus, as well as information found in our SEC filings, before investing in our common stock.

WE MAY HAVE DIFFICULTY TRANSITIONING TO AN E-BUSINESS SOLUTIONS MODEL, WHICH COULD AFFECT OUR ABILITY TO MEET OUR LONG TERM GOALS.

During 1999, we began to transition our business and our corporate organization to an e-business solutions model. This involves an extensive personnel reorganization, as well as new sales and marketing strategies. Some of the risks associated with our revised approach include:

 .    we may not effectively complete the necessary personnel reorganization;

 .    an excessive level of high-cost customized services may be required to provide solutions meeting individual customers' needs; and

 .    sales of our older product lines may decline more rapidly than they can be replaced by revenues from newer offerings.

These and other factors may adversely affect our operating results.

IF WE ARE UNABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN THE MARKET FOR OUR PRODUCTS AND SERVICES, WE MAY MISS CERTAIN MARKET OPPORTUNITIES, WHICH COULD LOWER SALES.

The market for information management and distribution products and services continues to change rapidly. We must keep up with changing technology and customer demands, including technologies and features introduced by competitors, or we will not be successful.

As with any new product, our most innovative offerings may be subject to delays in production and will require periods of adjustment to ensure that they are meeting customer requirements These may cause us to miss market opportunities and future sales.

WE ARE DEPENDENT ON KEY PERSONNEL, WHOSE LOSS COULD DELAY OUR PRODUCT DEVELOPMENT INITIATIVES.

Our success depends on our ability to attract and retain highly skilled technical, management, sales and marketing personnel.

Competition for personnel in the computer software and services industry is intense, and we are always at risk of losing key personnel to our competitors. We may not be able to retain and attract additional qualified employees and this could have a material adverse effect on the development and introduction of competitive products.

Our ability to provide competitive equity compensation to key employees plays a significant role in personnel retention. At present, we expect to ask our shareholders at the 2000 Annual Meeting to authorize additional shares to grant to employees. If they do not, we may not be successful in attracting and retaining qualified personnel.

WE FACE INTENSE COMPETITION AND MAY NOT BE ABLE TO DEVELOP NEW, IMPROVED OR MORE COST EFFECTIVE PRODUCTS AS QUICKLY AS OUR COMPETITORS.

The markets in which we compete are intensely competitive. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

Our competition varies by:
 .    geography (North America, Europe, Asia);
 .    type of customer (commercial, corporate, government agency);
 .    market segment (financial services, high technology, etc); and
 .    application category (from high-end, complete software and service solutions to pure software sales).

Our competitors include traditional information retrieval competitors, as well as very significant companies in various areas of the e-business solutions market. It is likely that new competitors will enter these markets as they continue to grow. Furthermore, as the markets grow, a number of companies could attempt to increase their presence in our markets by acquiring or forming strategic alliances with our competitors or by introducing products or services specifically designed for these markets. Compared to us, many of our current and future competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources.

ANY DISRUPTION OF A KEY DISTRIBUTION AGREEMENT COULD HURT OUR RESULTS.

In September 1997, we sold a portion of our data services business to IHS and entered into a distribution agreement with IHS, under which IHS took over the software distribution activities previously performed by five foreign subsidiaries. IHS is now our biggest customer, accounting for 21% of total revenues in the third quarter of 1999. Our plan is that, as revenues from the existing IHS arrangements continue to diminish due to the winding down of the current agreements, they will be replaced by revenues from sales of our newer offerings through IHS and other channels. However, the current IHS relationship will remain important for the near term and any unexpected disruption would likely have a material adverse effect on the Company.

WE RELY ON THIRD-PARTY DISTRIBUTORS WHO MAY NOT SELL ENOUGH OF OUR PRODUCTS TO MAKE OUR BUSINESS PROFITABLE.

Historically, we distributed our products and services largely through direct channels. We are increasing our reliance on indirect distribution channels, such as value-added resellers. If we cannot develop and effectively manage these relationships, it could have a material adverse effect on our business.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER MAKING OUR FUTURE OPERATING RESULTS DIFFICULT TO PREDICT.

We have experienced, and may continue to experience, significant quarterly fluctuations in our operating results. Our revenue from software license fees are substantially dependent on factors including the following:

 .    the timing of product shipments and receipt of license reports for sales that are often difficult to forecast;
 .    our ability to close significant sales in any quarter;
 .    external market conditions; and
 .    competition.

Changes in these factors may result in a material variation between forecasted quarterly results and actual results. Also, a disproportionately large percentage of quarterly sales occur in the closing weeks of each quarter, making any prediction of quarterly results before the end of a quarter potentially unreliable. Given these variations, we cannot assure you that we will be consistently profitable during any particular period.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS.

In recent years we have had significant operating losses. Our liquid assets and anticipated cash from operations may be insufficient to meet our liquidity needs for the near future, and we may need to raise additional capital during 2000 to meet our working capital and other capital requirements. In general, factors such as the following may cause liquidity problems in the future:

 .    unanticipated changes in business conditions or delays in market acceptance of new products;
 .    expansion of operations or research and development activities;
 .    development of new distribution channels;
 .    competitive and technological developments; and
 .    future acquisitions of businesses and/or product rights.

MARKET FACTORS THAT AFFECT CERTAIN CLASSES OF CUSTOMERS MAY HURT OUR RESULTS.

Our revenues depend on distributors maintaining relationships with certain classes of customers, including:

 .    government agencies in the United States, Canada, Germany and the  United
     Kingdom;
 .    corporate and commercial publishers, and law firms (for certain on-line products);
 .    financial printers, issuers of securities; and
 .    financial services and health care organizations.

Factors that affect any of these customer groups may have a substantial adverse effect on our earnings. For example, political pressures may cause governmental customers to reduce spending on our products and services. A reduction in the amount of orders received from any customer class could have a material adverse effect on our earnings and may cause actual results to vary materially from quarter to quarter.

WE MAY NOT BE ABLE TO OBTAIN COPYRIGHT OR TRADEMARK PROTECTION FOR OUR PRODUCTS WHICH COULD LIMIT OUR ABILITY TO PREVENT COMPETITORS FROM USING OUR TECHNOLOGY.

Our success also depends on protecting our proprietary intellectual property rights. We rely primarily on a combination of copyright, trademark and trade secret laws, license agreements, employee and third party non-disclosure agreements and other methods to protect our software. We rely to a limited extent on patent protection for our software products and existing copyright laws afford only limited protection.

Other factors also create risks in this area. For example, it may be difficult to protect proprietary rights in certain international markets where the laws do not offer the same intellectual property protection as U.S. law. Third parties may claim we are infringing their rights. If these claims are made, they may result in costly litigation or require us to license intellectual property rights of others, which may not be possible on reasonable terms or at all. Any such claims, with or without merit, can be time consuming and expensive to defend, which can adversely affect our financial condition.

SINCE A LARGE PORTION OF OUR REVENUES ARE GENERATED OUTSIDE THE UNITED STATES, CHANGES IN INTERNATIONAL MARKETS COULD AFFECT OUR OVERALL SALES.

We generate a significant portion of our revenues from international sales. Currently, we have direct sales organizations in the United Kingdom, Denmark and Singapore and have distribution agreements covering other European countries, the Pacific Rim, and South America. Our performance could be adversely affected by changes in the world economies. Risks of doing business abroad include:

 .    regional economic trends such as the turmoil in the economies of Asia beginning in 1997 and Brazil in 1998;
 .    changes in the value of major foreign currencies in which we conduct business;
 .    unanticipated changes in regulatory requirements, tariffs and other barriers;
 .    political instability; and
 .    difficulties in managing foreign operations.

These or other factors may have a material adverse effect on

 .    our international sales;
 .    our ability to collect international receivables; or
 .    the value of our assets denominated in foreign currencies;

any of which would impact our operating results.

WE MAY HAVE DIFFICULTY INTEGRATING ACQUISITIONS INTO OUR BUSINESS WHICH COULD INCREASE THE COSTS AND LENGTH OF TIME FOR INTEGRATION.

Over the last several years, we have expanded our product range and customer base through a number of selective acquisitions. We may acquire additional businesses or assets in the future. The success of an acquisition is dependent upon our ability to integrate the acquired business or assets into our organization. For example, we may have difficulty integrating acquired technology into our products, or we may not be able to retain, motivate or manage key employees of the acquired company. Our inability to integrate an acquired business, or an increase in the cost of integration, could materially and adversely affect our business, operating results and financial condition.

YEAR 2000 PROBLEMS MAY BE EXPENSIVE TO FIX.

We have completed testing of our current, updated product offerings (including third party software incorporated in the products) and believe that they are all Year 2000 compliant. We have also reviewed the computer systems through which we provide certain services to customers and believe that they also are Year 2000 compliant.

To date, no material problems related to the Year 2000 issue have surfaced. It is possible, however, that such problems exist but either have not yet manifested themselves or have not yet been detected and these Year 2000 problems may have a material adverse effect on our operating results.

                                USE OF PROCEEDS

     All net proceeds from the sale of the Dataware common stock offered in this prospectus will go to the selling stockholders.

                              SELLING STOCKHOLDERS

     We issued warrants, which are convertible into the shares of common stock offered in this prospectus, to the selling stockholders in connection with investment banking services they provided to us.

     The following table sets forth the number of shares of common stock owned by the selling stockholders, all of which are being offered by this prospectus, and the percentage of the outstanding shares of common stock beneficially owned by the selling stockholders before and after this offering. As of January 3, 2000 there were 9,896,633 shares of our common stock outstanding. The shares offered by this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees.

                                                                                              SHARES BENEFICIALLY OWNED
                                          SHARES BENEFICIALLY OWNED                               OR ISSUABLE AFTER
                                            BEFORE OFFERING  (1)            SHARES OFFERED       THIS OFFERING (1)(2)
                                       -------------------------------     PURSUANT TO THIS   --------------------------
     NAME OF SELLING STOCKHOLDER         NUMBER              PERCENT          PROSPECTUS          NUMBER        PERCENT
------------------------------------   -------------------------------     ---------------    --------------------------

Wharton Capital Partners Ltd.                 75,000(3)       0.75%             75,000               0              0
     545 Madison Avenue
     New York, NY 10022

Advest, Inc.                                  50,000(3)       0.50%             50,000               0              0
     90 State House Square
     Hartford, CT 06103

____________
(1) The selling stockholder listed in the table has sole voting and investment power with respect to the shares beneficially owned by it.
(2) Assumes that all of the shares offered by the selling stockholder will be sold in this offering.
(3) Represents shares of our common stock issuable upon exercise of one or more common stock purchase warrants.

                              PLAN OF DISTRIBUTION

     We are registering the shares of Dataware common stock offered in this prospectus on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, partnership or liquidating distribution or other non-sale related transfer after the date of this prospectus. We will pay all expenses of registration of the shares offered, except for taxes or underwriting fees, discounts, and selling commissions. The selling stockholders will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     The selling stockholders may sell the shares from time to time in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares, or a combination of these methods of sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, or at negotiated prices.

     The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" as the term is defined in Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

     Because the selling stockholders may be deemed to be "underwriters" as defined in Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conforms to the requirements of that Rule.

     Upon being notified by the selling stockholders that they have entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, regarding the plan of distribution.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments that the selling stockholders may be required to make in respect hereof. The selling stockholders have agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act of 1933.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, our legal counsel, is giving an opinion on the validity of the shares of common stock offered in this prospectus. Matthew C. Dallett, a partner of Palmer & Dodge LLP, is an Assistant Secretary of Dataware.

                                    EXPERTS

     The consolidated financial statements of Dataware Technologies, Inc. incorporated by reference in this prospectus and elsewhere in this registration statement, have been audited by PricewaterhouseCoopers LLP, independent public accountants, as set forth in their report included therein. The consolidated financial statements referred to above have been incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

  It is especially important to keep the risk factors described on pages 3 to 6 in mind when you read "forward-looking statements" in our SEC filings or other public announcements. These are statements that relate to the future and include statements about our:

 .    projected financial performance;
 .    market opportunities;
 .    product development;
 .    commercialization of new products; and
 .    future operations.

     These statements can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements are necessarily based on management's knowledge at the time and are subject to known and unknown risks and uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. Although we believe that the assumptions and expectations reflected in these "forward-looking statements" are reasonable, you should not view them as guarantees of future performance. There are important factors that could cause future results to differ materially from those projected in the forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."


     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the sale of all the shares covered by this prospectus:

 .    Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the SEC on March 17, 1999;
 .    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the SEC on May 14, 1999;
 .    Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed with the SEC on August 14, 1999, as amended on Form 10-Q/A on August 16, 1999;
 .    Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed with the SEC on November 12, 1999;
 .    Current Report on Form 8-K filed with the SEC on January 14, 1999, as amended by Amendment No. 1 and Amendment No. 2 to Form 8-K filed with the SEC on March 16, 1999 and March 17, 1999, respectively; and
 .    The description of the common stock contained in our Registration Statement on Form 8-A, declared effective by the SEC on July 19, 1993, including any amendment or reports filed to update the description.

     You may request a copy of these filings, at no cost, by writing or telephoning Susan Weiner, Controller at our principal executive offices, which are located at One Canal Park, Cambridge, Massachusetts 02141; Telephone:
(617) 621-0820, or by sending an e-mail to: info@dataware.com. Additional information about Dataware is available in our Website at http://www.dataware.com.

     We have not authorized anyone else to give any information or to represent anything not contained in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus does not offer to sell or buy any shares in any jurisdiction where that would be unlawful. You should not assume that the information in this prospectus or any supplement is accurate as of any date later than the date on this prospectus.